SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 4)*
Humanigen, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
444863 10 4
(CUSIP Number)
Eric S. Wagner, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue, New York, New York 10110
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 18, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

1,199,342

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,199,342

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,199,342

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,799,566

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,799,566

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,799,566

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%

14.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cheval Holdings, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,927,383

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,927,383

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,927,383

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.8%

14.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

11,126,725

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

11,126,725

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,126,725

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.2%

14.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dale Chappell

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

13,926,291

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

13,926,291

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,926,291

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.7%

14.	TYPE OF REPORTING PERSON

IN

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (the “Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.
Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:
“As reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 11, 2020, the Board of Directors of the Issuer and stockholders of the Issuer holding approximately 63% of the Issuer’ outstanding common stock previously approved (i) a reverse stock split (the “Reverse Stock Split”) at a ratio of 1-for-5 and (ii) the Issuer’s 2020 Omnibus Incentive Compensation Plan (the “2020 Plan”).  The Reverse Stock Split became effective as of 4:30 p.m. Eastern time on September 11, 2020.
On September 18, 2020, Mr. Chappell received a stock option grant pursuant to the 2020 Plan to purchase 133,760 shares of Common Stock (the “Grant”). The Grant will vest in twelve equal installments, the first of which will occur on December 31, 2020, with the remaining installments to vest on the first day of each quarter thereafter.”
Item 5.	Interest in Securities of the Issuer.
Sub-clause (a) of Item 5 is hereby amended and restated in its entirety as follows:
“(a)            The aggregate percentage of Shares reported owned by each person named herein is based upon approximately 50,187,930 Shares outstanding as of September 14, 2020, as reported in the Issuer’s Prospectus Supplement on Form 424B5 filed with the Securities and Exchange Commission on September 18, 2020.
As of the date hereof, the Domestic Fund may be deemed to beneficially own 1,199,342 Shares, the Offshore Fund may be deemed to beneficially own 2,799,566 Shares and Cheval may be deemed to beneficially own 9,927,383 Shares, constituting approximately 2.4%, 5.6% and 19.8%, respectively, of the outstanding Shares.
BH Management, by virtue of its relationships with Domestic Fund and Cheval discussed in further detail in Item 2, may be deemed to beneficially own the 11,126,725 Shares beneficially owned by the Domestic Fund and Cheval, constituting approximately 22.2% of the outstanding Shares.
Mr. Chappell, by virtue of his relationships with the Domestic Fund, the Offshore Fund and Cheval discussed in further detail in Item 2, may be deemed to beneficially own the 13,926,291 Shares owned by each of the Domestic Fund, the Offshore Fund and Cheval, constituting approximately 27.7% of the outstanding Shares.”
Sub-clause (c) is hereby amended and restated in its entirety as follows:
“(c)            As described in further detail in Item 4 of Amendment No. 4, on September 18, 2020, the Issuer granted to Mr. Chappell an option to purchase 133,760 Shares pursuant to the Issuer’s 2020 Plan.  The Grant will vest in twelve equal installments, the first of which will occur on December 31, 2020, with the remaining installments to vest on the first day of each quarter thereafter. The Grant is not currently exercisable.  There were no other transactions effected during the past 60 days by the Reporting Persons.”
Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The following table summarizes the terms of the outstanding options that the Issuer has granted to Mr. Chappell pursuant to the Issuer’s 2020 Plan. The form of the 2020 Plan and the applicable award agreement are listed in Item 7 and were previously filed with the SEC. The terms of such agreements are incorporated herein by reference. Under certain circumstances, Mr. Chappell may be required to forfeit shares underlying unvested options. Pursuant to the terms of the 2020 Plan, in the event of certain corporate transactions, if the surviving or acquiring entity elects to terminate Mr. Chappell’s service to the Issuer under certain circumstances, the vesting and, of the award granted under the 2020 Plan will accelerate in full.

Date of Grant	No. of Shares of Common Stock Underlying Option	Exercise Price	Vesting Schedule
September 18, 2020	133,760	$9.65	1/12th on December 31, 2020, with remainder vesting in the same number of shares on the first day of each quarter thereafter

Item 7	Materials to be Filed as Exhibits.
The following documents are filed as exhibits:
Ex. 99.1	Humanigen, Inc. 2020 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 11, 2020).
Ex. 99.2
Form of Notice of Stock Option Grant pursuant to the Humanigen, Inc. 2020 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 11, 2020).

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  September 18, 2020
BLACK HORSE CAPITAL LP

By:	Black Horse Capital Management LLC General Partner

By:	/s/ Dale Chappell
	Name:	Dale Chappell
	Title:	Managing Member

BLACK HORSE CAPITAL MASTER FUND LTD.

By:	/s/ Dale Chappell
	Name:	Dale Chappell
	Title:	Director

CHEVAL HOLDINGS, LTD.

By:	/s/ Dale Chappell
	Name:	Dale Chappell
	Title:	Director

BLACK HORSE CAPITAL MANAGEMENT LLC

By:	/s/ Dale Chappell
	Name:	Dale Chappell
	Title:	Managing Member

/s/ Dale Chappell
DALE CHAPPELL